Exhibit 99.1

ATTUNITY LTD

Unaudited Pro-Forma Combined Condensed Financial Information
For the Year Ended December 31, 2014

On March 18, 2015, Attunity Ltd. (“Attunity" or the “Company”) completed, through the Company’s wholly owned subsidiary, Attunity Inc., the acquisition of 100% of the shares of Appfluent Technology, Inc. ("Appfluent"), a leading provider of data usage analytics for Big Data environments, including data warehousing and Hadoop. Under the related acquisition agreement, the total consideration is composed of:

-	$10.95 million paid in cash on the closing date (subject to working capital adjustments), of which $1.10 million is being held in escrow for one year following the closing date;

-
$5.65 million payable in ordinary shares of the Company, reflecting a $9.71 price per share (the “PPS”), such that the Company issued, on the closing date, approximately 582,000 ordinary shares of the Company;

-
$1.40 million payable in ordinary shares of the Company based on the PPS, such that approximately 144,000 ordinary shares of the Company were held-back to secure indemnity claims and the Company will issue them in September 2016; and

-	milestone-based contingent payments in a total amount of up to $31.50 million which, if earned, are payable in 2016 and 2017.

The following unaudited pro-forma combined condensed financial statements reflect the acquisition of Appfluent using the purchase method of accounting. The acquisition has been accounted for in conformity with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification 805, "Business Combinations" (“ASC 805”). Accordingly, the assets acquired and liabilities assumed have been recorded at their estimated fair value at the date of acquisition. The purchase price has been allocated to assets acquired and liabilities assumed based upon estimates of their respective fair values, which are subject to adjustment.

The pro-forma adjustments are based upon available information and assumptions that the Company believes are reasonable. The pro-forma adjustments have been prepared to illustrate the estimated effect of the acquisition. The unaudited pro-forma combined condensed financial statements do not purport to be indicative of the operating results or financial position that would have been achieved had the acquisition taken place on the date indicated or the results that may be obtained in the future.

The unaudited pro-forma combined balance sheet combines the historical balance sheets of Attunity and Appfluent as of December 31, 2014, as if the acquisition of Appfluent had occurred on that date. The unaudited pro-forma combined statements of operation represents the combined results of the historical audited consolidated statements of operation of Attunity and the historical audited statements of operation of Appfluent for the year ended December 31, 2014 as if the acquisition of Appfluent had occurred on January 1, 2014.

These unaudited pro-forma combined condensed financial statements are prepared by management for informational purposes only in accordance with Article 11 of Securities and Exchange Commission ("SEC") Regulation S-X and are not necessarily indicative of future results or of actual results that would have been achieved had the acquisition been consummated as of the dates presented, and should not be taken as representative of future consolidated operating results of Attunity. The pro-forma information is based on provisional amounts allocated by management to various assets and liabilities acquired and may be eventually different than currently presented. The unaudited pro-forma combined financial statements do not reflect any operating efficiencies and/or cost savings that Attunity may achieve, or any additional expenses or costs of integration that Attunity may incur, with respect to the combined companies as such adjustments are not factually supportable at this point in time. The assumptions used to prepare the pro-forma financial information are contained in the notes to the unaudited pro-forma combined condensed financial statements, and such assumptions should be reviewed in their entirety.

The unaudited pro-forma combined condensed financial statements have been developed from, and should be read in conjunction with, (i) the historical audited consolidated financial statements for the year ended December 31, 2014 and notes thereto of Attunity contained in its Annual Report on Form 20-F filed with the SEC on April 14, 2015; and (ii) the historical audited financial statements and notes thereto of Appfluent included in Exhibit 99.2 of the Current Report on Form 6-K to which this exhibit is attached.

UNAUDITED COMBINED PRO-FORMA BALANCE SHEET AS OF DECEMBER 31, 2014
U.S. dollars in thousands

	Attunity	Appfluent	Pro-forma adjustments				Pro-forma combined
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$18,959	$524	(10,997)	(1)			$8,486
Restricted cash	430	-					430
Trade receivables	5,991	184					6,175
Other accounts receivable and prepaid expenses	453	14					467
Total current assets	25,833	722					15,558

Severance pay fund	3,247	-					3,247
Property and equipment, net	980	73					1,053
Intangible assets, net	5,402	-	7,428	(3)			12,830
Goodwill	17,467	-	14,106	(2)			31,573
Other assets	577	10					587
Total long-term assets	27,673	83					49,290

Total assets	$53,506	$805					$64,848

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:

Trade payables	$322	$77					$399
Short term loans	-	1,035					1,035
Payment obligation related to acquisitions	2,278	-					2,278
Deferred revenues	7,091	1,724	(1,290)	(4)			7,525
Employees and payroll accruals	3,023	236					3,259
Accrued expenses and other current liabilities	1,551	125	561	(7)			2,237
Total current liabilities	14,265	3,197					16,733

LONG-TERM LIABILITIES:
Deferred revenue	576	12					588
Liability presented at fair value	906	-					906
Payment obligation related to acquisitions	2,208	-	1,616	(5)			3,824
Accrued severance pay	4,296	-					4,296
Other liabilities	98	-	1,207	(6)			1,305

Total long-term liabilities	8,084	12					10,919

Convertible preferred shares	-	17,094	(17,094)	(8)			-

SHAREHOLDERS’ EQUITY:
Share capital	1,772	* )	-	(9)	58	(10)	1,830
Additional paid-in capital	133,931	16,524	(16,524)	(9)	6,542	(10)	140,473
Accumulated other comprehensive loss	(871)	-					(871)
Accumulated deficit	(103,675)	(36,022)	36,022	(9)	(561)	(7)	(104,236)

Total shareholders’ equity (deficit)	31,157	(19,498)					37,196

Total liabilities and shareholders’ equity	$53,506	$805					$64,848

*) Represents amount less than $1

UNAUDITED COMBINED PRO-FORMA STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2014
U.S. dollars in thousands, except share and per share data

	Attunity	Appfluent	Pro-forma adjustments		Pro-forma combined

Revenues:
Software licenses	$20,128	$1,773			$21,901
Maintenance and services	15,524	1,913	(1,290)	(4)	16,147

Total revenues	35,652	3,686			38,048

Operating expenses:
Cost of software licenses	890	-			890
Cost of maintenance and services	2,431	301	1,364	(12)	4,096
Research and development	9,316	1,665			10,981
Selling and marketing	19,136	2,283	171	(11)	21,590
General and administrative	3,944	675			4,619

Total operating expenses	35,717	4,924			42,176

Operating loss	(65)	(1,238)			(4,128)

Financial expenses, net	893	52	219	(13)	1,164

Loss before taxes on income	(958)	(1,290)			(5,292)
Taxes on income	734	11	(504)	(14)	241

Net loss	$(1,692)	$(1,301)			$(5,533)

Basic and diluted net loss per share	$(0.11)				$(0.35)
Weighted average number of shares used in computing basic and diluted net loss per share	15,024				15,750

NOTES TO UNAUDITED PRO-FORMA COMBINED FINANCIAL STATEMENTS U.S. dollars in thousands

1. To record the cash paid for the acquisition.
2. To record the adjustment to goodwill.
Purchase price:
Cash	10,997
Fair value of Contingent Payment obligation	1,616
Issuance of shares, including hold-back shares	6,600
19,213

Purchase price allocation:
Under business combination accounting, the total purchase price was allocated to Appfluent’s net tangible and intangible assets based on their estimated fair values as set forth below. The excess of the purchase price over the net tangible and identifiable intangible assets was recorded as goodwill.

Net assets (including cash of $524)	(2,404)
Adjustment to deferred revenues	1,290
Deferred taxes, net	(1,207)
Intangible assets	7,428
Goodwill	14,106
Total purchase price	19,213

3. To record the fair value of the customer relationship acquired and development technology. The fair value of the intangible assets was determined by management , based on market-participant approach to valuation performed by a third party valuation firm using an income approach and based on estimates and assumptions provided by management.

4. To record the fair value adjustment to Appfluent's deferred revenues.
5. To record the fair value of the contingent payment obligation.
6. To record an adjustment of the deferred tax liability arising from the estimated fair value adjustments for intangibles deemed acquired (other than goodwill) and deferred revenue, offset by deferred tax asset related to acquired tax loss carryforward.

7. To record the costs and expenses associated with the acquisition.
8. To record elimination of the convertible preferred shares of Appfluent upon consolidation.
9. To record the elimination of Appfluent's equity upon consolidation.
10. To record effect of the acquisition on shareholder's equity:

	Share Capital	Additional paid-in- capital	Total
Issuance of shares	58	5,289	5,347
Holdback shares to secure indemnity claims	-	1,253	1,253
Total	58	6,542	6,600

11. To record amortization of acquired customer relationships. Customer relationship is amortized over its estimated useful life of 7 years in proportion to the economic benefits realized (based on accelerated amortization schedule).

12. To record amortization of acquired developed technology. Developed technology is amortized over its estimated useful life of 5 years using the straight-line method.
13. To record the accretion of the contingent payment obligation.
14. Income tax benefit as a result of a change in deferred tax assets and liabilities with respect to acquired intangible assets (see Note 6 above).